MTR Corporation Limited

MTR Tower, Telford Plaza

33 Wai Yip Street

Kowloon Bay Hong Kong

September 22, 2005

Via Facsimile and EDGAR

Ms. Linda Cvrkel

Branch Chief

Mail Stop 0305

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

RE:	MTR Corporation Limited
Annual Report on Form 20-F for the fiscal year ended December 31, 2004
Filed June 17, 2005, File No. 333-13904

Dear Ms. Cvrkel:

We are writing in response to the Staff’s comment letter dated August 29, 2005, relating to the Annual Report on Form 20-F of MTR Corporation Limited (the “Company”) for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR. In addition, we are submitting on paper as Appendix A to this letter a copy of the relevant pages of the 2004 Form 20-F, marked to show revised disclosure that we have prepared in response to the comments indicated below. We propose to include this revised disclosure in our Annual Report on Form 20-F for the fiscal year ending December 31, 2005 (the “2005 Form 20-F”) in response to the Staff’s comments. The revised disclosure has been prepared to reflect facts, data and conditions in our business and operations as of the date of this letter or as of particular past dates as indicated, and will be updated in the 2005 Form 20-F to reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2005 Form 20-F. We do not propose to amend the 2004 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows.

Ms. Linda Cvrkel

Critical Accounting Policies

Project Provisions, page 59

1.	We note that under HK GAAP, your company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs, or other unforeseen contingencies common to major construction projects. Upon the completion of a project, such provisions are capitalized as a part of the project’s assets. Please tell us how you account for these provisions for U.S. GAAP purposes and explain why you believe the treatment used is appropriate. Also, tell us the amount of provision that was recorded during each year presented in your financial statements.

We respectfully inform the staff that the provisions referred to under this heading relate to contract claims on works completed but final accounts not yet agreed between contractors and the Company due to difference in measurement in respect of time delays in site handover, including incremental labor costs and premium on construction materials, additional costs or other unforeseen costs not covered under original contracts, which are common to major construction contracts. The provisions represented the Company’s estimated final costs on completed works and were therefore capitalized as project expenditures with corresponding entry in creditors, accrued charges and provisions. The capitalised amount represents contract costs incurred in the construction of the assets for its intended use. Pursuant to the definition of assets stipulated in SFAS No. 6, the provisions are capitalized under U.S. GAAP in the same manner as under HK GAAP.

The amount of such costs provided for 2002, 2003 and 2004 were HK$1,130 million, HK$746 million and HK$301 million respectively.

Liquidity and Capital Resources

Liquidity, page 70

2.	We note that your table of contractual obligations appears to exclude certain payment obligations related to leases. For example, your table does not appear to include your company’s payment obligations related to the land which is leased from the government until June 29, 2050, upon which your railway stations, depots, other civil works, plant and other equipment are situated. Please revise your table of contractual obligations to include all material lease obligations of your company or explain why you do not believe this is required.

Ms. Linda Cvrkel

We respectfully inform the staff that, unlike many other countries, all lands in Hong Kong granted by the Government are on leasehold terms with a land premium (cost of the right to use the land during the entire tenure of the lease) being prepaid upon award of the land grants. Prepaid land premiums are then amortized over their unexpired term on a straight line basis. Because the land lease expenses have been prepaid, they are not ongoing contractual obligations.

Item 8. Financial Information

Legal Proceedings, page 90

3.	We note per your critical accounting policy regarding project provisions on page 59 of your document that your company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs, or other unforeseen contingencies common to major construction projects. Your company then capitalizes the project provisions as part of the constructed assets upon completion of the project. If you have accrued provisions as a result of the disputes arising from essential infrastructure works carried out on behalf of your company by the Highways Department and Territories Development Department of the Government for the construction of the Tung Chung Line and Airport Express Line, please tell us, for U.S. GAAP purposes, whether such provisions have been recognized as a part of the asset costs of such projects, or expensed as a charge to income, and explain why you believe the treatment used was appropriate. We may have further comment upon receipt of your response.

We respectfully inform the staff that the disputes between the Company and Highways Department and Territories Development Department of the Government in relation to works entrusted by/to the Government under the Tung Chung and Airport Express Line (“Airport Railway”) relate to differences in work measurement for reasons similar to those explained in question 1 above. As these costs represent estimated additional costs incurred in the construction of assets for its intended use, such provisions, representing the Company’s best estimate of its outstanding obligations in respect of those entrustment works already completed, have been capitalized as part of the Airport Railway’s asset costs for both HK GAAP and U.S. GAAP purposes.

Ms. Linda Cvrkel

(G) Depreciation, page F-10

(D) Depreciation of Certain Fixed Assets, page F-72

4.	We note per your discussion of the company’s depreciable lives that your company depreciates certain fixed asset classifications over a period of 80 to 100 years (e.g. tunnel linings, underground civil structures, depot structures, station building structures, etc.) under Hong Kong GAAP. We note, however, that similar fixed assets held by other companies in your industry generally are not depreciated over a period that is greater than 40-50 years for U.S. GAAP purposes. As this appears to be a difference in accounting between Hong Kong GAAP and U.S. GAAP, please expand your discussion in the “Depreciation of Certain Fixed Assets” section of Footnote 47 to your financial statements to discuss this difference and disclose the impact of this difference in accounting in your reconciliations of net income and stockholders’ equity under Hong Kong GAAP to U.S. GAAP. Alternatively, please explain why you believe your depreciation policies are appropriate under U.S. GAAP.

We wish to advise the staff that the Company has considered the design lives of these assets, our on-going asset repair and maintenance program as well as benchmark treatments from similar enterprises elsewhere.

The Company supplementally advises the staff that the estimated useful lives of 80 to 100 years for these assets is supported by technical views from engineering experts based on the original asset design lives and the Company’s rigorous repair and maintenance program for such assets. Comparison of treatment from similar systems elsewhere, such as the London Underground, Tranz Rail (New Zealand) and the Metropolitan Transportation Authority (New York) have also been made. The Company has concluded that it is appropriate to use the same estimated useful lives for these assets for calculation of depreciation under both HK GAAP and U.S. GAAP. Consequently, there is no difference to be described in our reconciliation of net income and stockholders’ equity under HK GAAP and U.S. GAAP.

5.	We note per your disclosures in Note 16 that the initial cost of rails is not depreciated under Hong Kong GAAP. As it is industry practice under U.S. GAAP to depreciate the capitalized costs for rails, please discuss in your reconciliation footnote this difference in accounting between U.S. GAAP and Hong Kong GAAP and disclose the impact of this difference on net income and stockholders’ equity in your reconciliations. If you believe that the reconciliation of this difference is not necessary, please tell us why.

Ms. Linda Cvrkel

We respectfully inform the staff that, under HK GAAP, the Company is not required to depreciate certain rails assets which are kept under constant repairs so that they are maintained at their best working condition. Because the annual replacement costs relating thereto in past years (HK$76 million, HK$74 million and HK$83 million for fiscal years 2002, 2003 and 2004 respectively) charged as operating expenses approximately equals the annual depreciation charge (HK$72 million, HK$77 million and HK$79 million for fiscal years 2002, 2003 and 2004 respectively) of the assets had they been depreciated, this has not had a material impact under HK GAAP. Because an adjustment to U.S. GAAP would not have a material impact to net income and stockholders’ equity under U.S. GAAP, the Company did not consider it necessary to recognize this difference.

In addition, we wish to inform the staff that, effective January 1, 2005, the Company has adopted a new accounting policy to depreciate these rails assets pursuant to a change in the applicable Hong Kong Accounting Standard. Accordingly, there will be no difference between HK GAAP and U.S. GAAP for this matter going forward.

4 Operating Expenses before Depreciation, page F-21

6.	We note that in 2003, your company’s general and administrative expenses and other expenses included a write-off of HK$69 million of the deficit on revaluation of self-occupied office, land and buildings. We also note that in 2004 your company’s general and administrative expenses and other expenses included a HK$69 million write-back of the charge taken in 2003, based upon the asset revaluation performed in 2004. U.S. GAAP does not permit the annual revaluation of self-occupied office, land and buildings based upon their open market value. However, it is unclear whether your reconciliations of net income and stockholders’ equity based upon Hong Kong GAAP to net income under U.S. GAAP includes the reversal of the income statement impact of adjusting your self-occupied land and buildings based upon the revaluations conducted under Hong Kong GAAP. Please tell us if the appropriate reconciling items have been recorded, the line item in your reconciliation where the adjustments have been recorded, and the amount for which each reconciling item was recorded.

We confirm that the reconciling items have been recorded in the depreciation and accumulated depreciation adjustments on revalued properties and redevelopment in our U.S. GAAP reconciliation of net income and stockholders’ equity. The amounts of these were HK$69 million.

Ms. Linda Cvrkel

14 Fixed Assets, page F-31

7.	We note per review of your fixed asset footnote and your depreciation policy that you have capitalized leasehold land in your financial statements prepared in accordance with Hong Kong GAAP. Please tell us whether these amounts are also capitalized for U.S. GAAP purposes. If so, tell us the relevant U.S. GAAP accounting literature that supports your capitalization of these costs.

We confirm that the capitalized leasehold land represents amounts prepaid related to operating leases for land from the Hong Kong Government. As all the land premium costs are paid in advance, the leasehold land payments referred to in the note are capitalized as prepaid lease costs and amortized over the lease terms for U.S. GAAP purposes pursuant to paragraph 15 of SFAS No. 13.

8.	Also, we note that the reconciliation of your financial statements from Hong Kong GAAP to U.S. GAAP includes a reduction to fixed assets for costs that are permitted to be capitalized under Hong Kong GAAP, but are not allowed to be capitalized for U.S. GAAP purposes. However, the nature of the capitalized costs that have been excluded from the balance sheet for U.S. GAAP purposes is unclear. Please tell us in further detail the nature of the costs that are not being capitalized for U.S. GAAP purposes.

We supplementally advise the staff that the costs disallowed for capitalization under U.S. GAAP relate to advertising, recruitment, allocated staff and overhead costs and other costs of a non-incremental nature. We will expand Note 47G, “Capitalization of Certain Costs”, as illustrated on page F-73 of Appendix A, to provide more detail of the nature of such costs in our future filings.

9.	In addition, we note per your disclosures in Footnote 1G that you depreciate leasehold land under Hong Kong GAAP. Please tell us whether these assets are also depreciated for U.S. GAAP purposes. If so, explain why you believe this treatment is appropriate.

We respectfully inform the staff that, as described in response to comment 7 above, all the Company’s land leases relate solely to land leases from the Hong Kong Government, and all payments have been made to the Hong Kong Government at the inception of the lease. As the Company has no bargain purchase option and there is no transfer of ownership upon the expiration of the lease, the lease is recorded as an operating lease with reference to paragraph 25 of SFAS No. 13. As such, lease payments are amortized over their respective lease terms, which is the same as under HK GAAP.

Ms. Linda Cvrkel

10.	We note per your fixed asset policy on page F-7 of your document that investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at open market value, as determined annually by independent, professionally qualified appraisers. Based upon Footnote 14 to your financial statements, these investment properties appear to consist of properties that are under both long-term leases and medium-term leases.

Note that under U.S. GAAP, properties with an unexpired lease term of more than 20 years do not automatically qualify for capitalization in the balance sheet. Please tell us whether your company has evaluated the leases underlying your investment properties to determine whether such properties should be capitalized for U.S. GAAP purposes, or more specifically in accordance with SFAS No. 13. As your investment properties consist of leased properties, please also tell us your basis for determining the historical cost at which you record the properties in your balance sheet. We may have further comment pending your response.

We respectfully inform the staff that, the investment properties as described in Footnote 14 are properties situated on leasehold land under both long-term leases and medium-term leases. As the lease term is more than 75% of the estimated economic life of the leased property, all underlying leases of the Company’s investment properties fulfill the criteria stipulated under paragraph 7c of SFAS No. 13 for qualification as capital leases under U.S. GAAP. For U.S. GAAP purposes, the investment properties are capitalized at historical costs less accumulated depreciation.

Historical costs of the Company’s investment properties for the purpose of U.S. GAAP are determined on the following basis:

a)	Where properties are received as sharing in kind upon completion of a jointly developed property – the fair value of the properties received at time of the transfer, less any amount of cash or cash equivalent paid for acquiring the property;

b)	Where properties are acquired from independent third parties – consideration paid for the purchase.

Ms. Linda Cvrkel

14 Fixed Assets

F Fixed assets include.... which are treated as financing leases, page F-33

11.	We note per the disclosure in Note 14F that civil works associated with the Eastern Harbour Crossing are held under agreements that are treated as financing leases for Hong Kong GAAP purposes. Please tell us whether these arrangements are also accounted for as financing leases for U.S. GAAP purposes. If so, please explain in detail why you believe the treatment used is appropriate and in accordance with the guidance in SFAS No. 13. If not, please explain how this difference in accounting has been reflected in the reconciliations of net income and stockholders’ equity under Hong Kong GAAP to that under U.S. GAAP.

We respectfully inform the staff that the lease arrangements for Eastern Harbour Crossing (“EHC”) is also accounted for as a finance lease for U.S. GAAP purposes. Because the lease associated with the EHC contains a bargain purchase option at the current lease expiry (as discussed in Note 14F), it is accounted for as a capital lease for U.S. GAAP purposes in accordance with paragraph 7b of SFAS No. 13.

H In March 2003, the Group entered...., page F-34

12.	We note from the disclosure on page F-34 that your company has entered a series of transactions with third parties through which it has leased out and leased back certain of its passenger cars. Please tell us the nature and the business purpose of these transactions. In order to further our understanding of the transactions, please include the following information within your response:

•	The company’s business purpose for leasing out the passenger cars, if the company’s intentions were to lease the passenger cars back from the same party.

•	To the extent known, the institutional investors reasoning for leasing passenger cars from the company, which they have no intent of using.

•	The period over which the company has agreed to lease out and lease back the passenger cars.

•	The reason the company retains legal title to the assets, and there are no restrictions on the company’s ability to utilize the assets in the operation of railway.

Ms. Linda Cvrkel

•	The accounting treatment used for these transactions for U.S. GAAP purposes and the relevant U.S. GAAP accounting literature applied to these transactions. Also, if differences in accounting exist between Hong Kong and U.S. GAAP, explain how they are reflected in the reconciliations in Note 47.

We may have further comments upon receipt of your response.

We wish to inform the staff of the following:

•	The main business purpose of the Company in entering into the transaction to lease out passenger cars together with a transaction to lease the cars back was to avail itself of a customary form of financing for tangible assets upon terms that the Company deems favorable. As a result of the lease-out transaction, the Company received total cash of approximately HK$3,688 million from the prepayment of the lease of the passenger cars to the investors. The Company then committed approximately HK$3,533 million for purchase of debt securities and/or other instruments to defease and/or make provision for certain of its scheduled and contingent payment obligations under the lease-back, resulting in a financial benefit to the Company of HK$141 million net of costs.

•	We understand that the institutional investors are in the asset finance business and assume that their motivation was to make a customary return for this type of financing.

•	The lease-out transaction comprises four tranches. The first two tranches began on March 28, 2003 and end on June 28, 2064. The corresponding lease-in period began on March, 28 2003 and ends on January 15, 2032, together with an end-of-term fixed price purchase option. If the purchase option is not exercised, the lease-in would be followed by a service agreement ending on June 10, 2042 or the institutional investors would then be entitled to take possession of the passenger cars for their own account.

The other two tranches began on March 28, 2003 and end on December 28, 2046. The corresponding lease-in period began on March 28, 2003 and ends on January 2, 2024 together with an end-of-term fixed price purchase option. If the purchase option is not exercised, the lease-in would be followed by a service agreement ending on March 28, 2031 or the institutional investors would then be entitled to take possession of the passenger cars for their own account.

Ms. Linda Cvrkel

•	We were advised at the time of the transaction that it was not necessary for the Company to relinquish legal title to complete the subject transaction. Under the lease-in agreement, the Company is entitled to quiet enjoyment of the assets, i.e. there are no restrictions on the Company’s ability to utilize the assets in the operation of its railway business so long as no lease event of default and/or certain defaults occurs and is continuing. Lease events of default, amongst other things, include failure to make lease payments or to obtain and maintain insurance coverage for the assets or to operate the assets according to prescribed standards.

•	The underlying passenger cars remain on the Company’s balance sheet as the Company retained the legal title to the assets, there are no restrictions on the Company’s ability to utilize the cars in the operation of its railway business (so long as no lease event of default (and/or certain defaults) occurs and is continuing), and the terms of the leaseback include a fixed price purchase option. As the Company retained the risks (i.e., risk of loss or damage of rolling stock by fire, explosion or other hazards) and bears continuing involvement in the form of future performance obligations (e.g., additional security upon downgrade of collateral and guarantee agreement), the net cash benefit is amortized by reference to EITF No. 89-20 “Accounting for Cross Border Tax Benefit Leases”. This treatment is the same as HK GAAP, so no reconciliation of the net impact is required. On the other hand, the upfront lease payments received and the present value of future lease obligations committed under the lease out and lease back arrangement, which approximately equal each other, are permitted to be offsetting under HK GAAP. Such offsetting is, however, not allowed pursuant to FIN No. 39 and hence is recognized as assets and liabilities on the balance sheet for U.S. GAAP purposes.

40 Interests in Jointly Controlled Operations, page F-62

13.	We note from the disclosures provided in Note 40 that the Company has a number of jointly controlled property development projects at December 31, 2004. Please tell us how you account for your investments in these jointly controlled projects in the Company’s financial statements for U.S. GAAP purposes and explain why you believe the treatment used is appropriate. Additionally, to the extent that the accounting used for U.S. GAAP purposes differs from that used under Hong Kong GAAP, explain how this difference has been reflected in the reconciliations of net income and stockholders’ equity under Hong Kong GAAP to that under U.S. GAAP included in Note 47 to the Company’s financial statements.

Ms. Linda Cvrkel

We wish to inform the staff that, under the development agreements between the Company and its third party development parties, each party is responsible to contribute to the development in accordance with terms stipulated under such agreements through utilizing its own resources, incurring its own costs and arranging its own financing. Each party to the agreement therefore bears its own risks and obligations. No separate entity has been formed between the Company and the development parties and the Company is entitled to share profit at pre-determined terms as agreed in each development agreement. These arrangements are not consolidated under HK GAAP. Under U.S. GAAP, these do not constitute separate entities and are not consolidated as the Company does not own any interest and is not expected to absorb any expected losses. Furthermore, these arrangements do not meet the definition of a corporate joint venture which could require the application of the equity method as described in APB Opinion No. 18. No reconciliation is required as the accounting treatment for these arrangements is the same under U.S. GAAP as it is under HK GAAP.

47 Summary of Differences Between Hong Kong and United States GAAP

A Revenue Recognition on Property Developments, page F-71

14.	We note from the disclosure in Note 16B that the Company received the shell of a retail center at Union Square, Kowloon Station and its car parking spaces as sharing in kind during 2004, valued at HK$2,100. We also note from the disclosure in Note 16B that the Company recognized HK$1,008 as profit in connection with the receipt of this structure under Hong Kong GAAP. While we note from the disclosure provided in Note 47A that the Company accounts for its revenues in property developments using the percentage of completion method for U.S. GAAP purposes, we are unclear as to how the company values and accounts for the receipt of properties as “sharing in kind” for U.S. GAAP purposes. Please explain in detail how you value and account for the receipt of properties such as this for U.S. GAAP purposes and explain how any difference in accounting between Hong Kong and U.S. GAAP has been reflected in the reconciliations of net income and stockholders’ equity included in Note 47. We may have further comment upon receipt of your response.

Ms. Linda Cvrkel

We wish to inform the staff that the property profit from the sharing in kind at Union Square, Kowloon Station has been accounted for on a percentage-of-completion basis under U.S. GAAP considering the Company’s continuing involvement with the property, with reference to paragraph 25 of SFAS No. 66. This is different from the accounting treatment under HK GAAP, where profit is recognized at the time of receipt of the property after taking into account any outstanding risks and obligations retained by the Company in connection with the property. The 2004 profit was calculated on December 31, 2004, based on an assessment by professionally qualified in-house personnel (after taking into account an external valuation on the completed Phase 1 of the development) of the estimated net profit from the whole development at completion, multiplied by the estimated stage of the completion on the same date and minus profit recognized up to December 31, 2003. This had given rise to a profit of HK$285 million for U.S. GAAP purposes. The difference between this amount and the HK$1,008 million recognized as profit from sharing in kind under HK GAAP has been included in the reconciliation for net income to U.S. GAAP, and the difference between the cumulative profit of HK$515 million recognized under U.S. GAAP and HK$1,008 million under HK GAAP has been included in the reconciliation of shareholders’ equity.

B Telford Headquarters Redevelopment, page F-71

15.	Please tell us in further detail the significant terms of the joint venture agreement with a property developer to redevelop the headquarters building. As part of your response, please explain the nature of the shopping center assets received in this transaction and explain how these assets were valued and accounted for under U.S. GAAP. Your response should also indicate the amount of cash received in this transaction. In addition, please explain in further detail, why you believe it is appropriate to account for the arrangement at historical cost for U.S. GAAP purposes, with no gain or loss recognized. Your response should clearly explain the relevant U.S. GAAP technical accounting literature applied in accounting for this transaction. We may have further comment upon receipt of your response.

The key terms of the Telford Headquarters Redevelopment Project Agreement, which was entered into with a third party development party in 1993 (with the project underlying the agreement completed in 1997), can be summarized as follows:

a)	the Company contributed its old headquarter buildings, and the development party provided all the necessary funding to redevelop the old headquarters into an office/retail commercial complex; and

Ms. Linda Cvrkel

b)	the Company received the followings under the development agreement:

•	office space equivalent to the same area of the old headquarters at no cost

•	half share of the retail shopping center as sharing in kind

•	a lump sum cash payment as compensation for temporary relocation of the headquarters during the period of development (HK$428 million)

•	additional office floor area and car parking space by paying fair market prices (HK$1,296 million)

We respectfully inform the staff that, under U.S. GAAP, the redevelopment project is accounted for as an exchange of similar assets and thus a non-monetary transaction in accordance with APB Opinion No. 29. This is recorded as an exchange of similar assets and the assets are recorded at the cost of assets given up, which is the original cost of old headquarters plus the net cash payment by the Company. No profit has been recognized thereon upon completion in 1997 and the transaction was recorded at historical cost comprising the following cost components:

HK$ Million
Historical net book value of the old headquarters	24
Cost for additional floor space taken up	1,296
Lump sum cash received	(428)

Total cost of new Telford Redevelopment	892

16.	In addition, please revise the disclosure provided in Note 47B to indicate the impact of this difference in accounting on your reconciliations of net income and stockholders’ equity under Hong Kong GAAP to that under U.S. GAAP, and indicate the period or periods in which the differences in accounting treatment occurred.

In response to the Staff’s comment, we will expand the disclosures in Note 47B, as illustrated on page F-71 of Appendix A, to indicate the impact of the difference in accounting to be reconciled and the period during which this transaction occurred in our future filings.

Ms. Linda Cvrkel

D Depreciation of Certain Fixed Assets, page F-72

17.	Please revise Note 47D to provide separate disclosure of the impact of each of the matters described in this footnote on the reconciliations of net income and stockholders’ equity under Hong Kong GAAP to that under U.S. GAAP for each period presented.

In response to the Staff’s comment, a schedule setting out the financial impact of the differences in depreciation of tunnel lining, underground civil structures and leasehold lands adopted under HK GAAP and U.S. GAAP is attached in Appendix B to be submitted on paper. We will revise Note 47D, as illustrated on page F-72 of Appendix A, to provide additional disclosure in our future filings.

K Derivative Instruments, page F-74

18.	Please tell us and disclose in Note 47K the facts or circumstances that resulted in the differences in net income between Hong Kong and U.S. GAAP resulting from the difference in accounting for derivative financial instruments between Hong Kong and U.S. GAAP. We do not believe the disclosures currently provided in your footnote adequately explain the facts or circumstances responsible for the differences in net income.

The Company uses derivative instruments to manage exposures to foreign currency and interest rate risks. As disclosed on page F-51 under Note 28 “Off-balance Sheet Financial Instruments”, the Company had, at the end of 2004, a notional amount of HK$432 million equivalent outstanding in foreign exchange forwards, HK$19,267 million equivalent outstanding in cross currency and interest rate swaps, and HK$14,723 million equivalent outstanding in interest rate swaps and options.

The foreign exchange forwards were used mainly to hedge against exposure to foreign currency risk arising from payment obligations denominated in currencies other than the Hong Kong dollar under the Company’s purchase and supply contracts, and were accounted for as fair value hedge under U.S. GAAP subject to meeting the required hedge effectiveness tests.

The cross currency and interest rate swaps were used mainly to hedge against exposure to foreign currency risk arising from the Company’s non-Hong Kong dollar borrowings, and were accounted for as fair value hedge under U.S. GAAP subject to meeting the required hedge effectiveness tests.

The interest rate swaps and options were used mainly to hedge against exposure to the interest rate risk of the Company’s floating rate borrowings or to convert its fixed rate debts into floating rate debts, and were accounting for as cash flow and fair value hedge, respectively, under U.S. GAAP subject to meeting the required hedge effectiveness tests.

Ms. Linda Cvrkel

Under U.S. GAAP, all derivatives, whether designated in hedge relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognised in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognised in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Under Hong Kong GAAP, as of December 31, 2004, derivatives were not required to be recorded on the balance sheet at fair value, whether they were designated in hedge relationships or not; neither were the hedged items in a hedge relationship in which the hedging item was designated as a fair value hedge, as required under U.S. GAAP. Under U.S. GAAP, therefore, assets and liabilities would have increased by HK$434 million and HK$601 million, respectively, at December 31, 2004, as illustrated on page F-74 of Appendix A, and net income would have increased by HK$66 million, as illustrated on page F-76 of Appendix A.

However, with effect from January 1, 2005, the accounting treatment for derivative instruments under HK GAAP has been changed and the requirement under the new HK GAAP is now compatible with the U.S. GAAP treatment. As such, no reconciliation is expected to be required from fiscal year 2005 onwards.

Ms. Linda Cvrkel

Q Reconciliation of Net Income to U.S. GAAP, page F-76

19.	Please tell us and explain in Note 47Q how the tax affect of the adjustments to U.S. GAAP was calculated or determined.

We respectfully inform the staff that, in general, the tax effect of the U.S. GAAP reconciling adjustments is calculated by applying the prevailing Hong Kong statutory tax rate (i.e., at 16% for 2002 and 17.5% for 2003 and 2004) on the net amount of those adjustments which are taxable or tax-deductible. For the years ended December 31, 2002, 2003 and 2004 the reconciliation of net income under HK GAAP to U.S. GAAP was primarily affected by the difference in recognition of revenue and profits for projects under development as described in Note 47A. This impacted both the “Revenue recognition on property developments” and “Tax effect of above adjustments” line items in Note 47Q. In 2003, when Two International Finance Centre was completed, the profits from this sharing in kind project were treated as a non-taxable capital gain rather than taxable ordinary income under Hong Kong tax laws. As a consequence, consistent with the principles set forth in SFAS No. 109, an adjustment was made in the U.S. GAAP reconciliation for the year ended December 31, 2003 in respect of the reversal of profit recognized under Hong Kong GAAP for this project (which under U.S. GAAP, was previously recognized on a percentage-of-completion basis) and the reversal of the deferred tax previously recorded under U.S. GAAP as the profits from sharing in kind of this project were a non-taxable capital gain with no future tax consequences. This accounts for the large adjustments in the two line items referenced above for the year ended December 31, 2003. For the year ended December 31, 2004, similar (although much smaller) adjustments were made in respect of the retail center at Union Square, which was a similar (but smaller) sharing in kind project completed in 2004. We will revise Note 47Q, as illustrated on page F-76 of Appendix A, to provide additional disclosure in future filings.

R Reconciliation of Shareholders’ Equity to U.S. GAAP

Other, page F-76

20.	Supplementally provide us with statements of shareholders’ equity, prepared in accordance with U.S. GAAP, for the years ended December 31, 2003 and 2004, as a proof that your reconciliations of Hong Kong to U.S. GAAP balance, and that all material reconciling items have been reflected in the reconciliations in accordance with the requirements of Item 17 of Form 20-F. Note that we would not object to the inclusion of these statements in the notes to your financial statements in any future filings.

We wish to advise the staff that the requested statement is provided in Appendix C, submitted on paper herewith. We will consider including such statement in the notes to our financial statements in our future filings.

Ms. Linda Cvrkel

S Statement of Cash Flows, page F-77

21.	We believe the disclosures provided in Note 47S to satisfy the requirements of Item 17(c)(iii) of Form 20-F are overly general in nature and require revision. Your current disclosure provides only an analysis of cash flow from operating, investing and financing activities as determined in accordance with U. S. GAAP and includes very little discussion of the differences in presentation and classification between Hong Kong and U.S. GAAP. Please revise to include either a statement of cash flows prepared in accordance with U.S. GAAP that complies with the requirements of SFAS No. 95 or a statement of cash flows prepared in accordance with IAS No. 7. Alternatively, please revise this footnote to include a quantified description of all material differences between cash or funds flows in the cash flow statement presented on page F-5 and that prepared in accordance with U.S. GAAP.

In response to the Staff’s comment, a statement of reconciliation of cashflows to U.S. GAAP is enclosed on page F-78 of Appendix A. We will revise our future filings to include such statement.

22.	As part of your revised disclosures, please clarify in Note 47S that bank overdrafts are not included in cash and cash equivalents for U.S. GAAP purposes but rather in cash flows from financing activities. Although we note that bank overdrafts are not included in the U.S. GAAP amounts of cash and cash equivalents, we believe this difference in treatment, as well as any others, should be stated in your revised disclosures.

In response to the Staff’s comment, we confirm that bank overdrafts have not been included in cash and cash equivalents for U.S. GAAP purposes as set out in the above statement of reconciliation of cash flows in Appendix A.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel

Should you have any questions or wish to discuss the foregoing, please contact Jimmy C.C. Lau (General Manager – Financial Control & Treasury), by telephone at +852-2993-2403 or facsimile at +852-2993-7740, or the undersigned by telephone at +852-2993-2400 or facsimile at +852-2993-7770.

Sincerely,

/s/ Lincoln K. K. Leong
Lincoln K. K. Leong
Finance Director

cc:	Jeffrey Sears
(Securities and Exchange Commission)

C. K. Chow
(MTR Corporation Limited)

Andrew Weir
David Kong
(KPMG)

William Y. Chua
John D. Young, Jr.
(Sullivan & Cromwell LLP)